SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2015

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

The Company informs that it has restated on this date, the Management Proposal, relating to the Annual Shareholders’ Meeting to be held on April 30, 2015 ("Proposal"), in compliance with the requirements in Official Letter No. 113/2015/CVM/SEP/GEA-1, issued by the Comissão de Valores Mobiliários ("CVM") on April 06, 2014. The proposal was amended to include the following settings:

(i) In relation to Annex 01 of the Proposal, in the section corresponding to item 10.1 (a) of the Reference Form:

a. the sources of qualitative and quantitative information concerning the participation of Eletrobras in the Brazilian and Latin American energy market were included; and

b. an analysis of the financial position of Eletrobras based on indicators was included.

(ii) In relation to Annex 01 of the Proposal, in the item 10.1 (b) of the Reference Form, information relating to the possibility of redemption of shares of Eletrobras were included; and

(iii) In relation to Annex 05 of the Proposal, in the item 13.11 of the Reference Form, were adjusted the values  set as the minimum, average and maximum remuneration of the Eletrobras Directors and Fiscal Council, in comppliance with Ofício Circular CVM/SEP/nº 02/2015.

The Company informs that has also restated on this date, the Cash Flow Statement, part of the Financial Statements for the year ended December 31, 2014, due to an adjustment promoted on the investment section. Such adjustment does not compromise the evaluation by the shareholders of the Company's Financial Statements.

Given the above restatement of the 2014 Financial Statements, the information contained in Annex 01 of the Management Proposal, the part corresponding to item 10.2 (a) (ii), more specifically on the analysis of investment cash flow, were updated in the Management Proposal version restated today.

Finally, the Company informs that, in accordance with applicable regulations, the Management Proposal and the Financial Statements restated are available on the websites of the Company (www.eletrobras.com/elb/ir), CVM (www.cvm.gov.br) and BM&FBovespa (www.bmfbovespa.com.br).

Rio de Janeiro, April 9, 2015

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 9, 2015
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.